UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

AI4SEC, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    May 22, 2019

Physical Address of Issuer:

920 Ranch Road 620 South, Suite 302, Lakeway, Texas 78734.

Website of Issuer:

www.cybolt.com

Current Number of Employees: 165 employees directly and through its subsidiaries in Mexico.

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)

Total Assets	23,306,960	16,363,781
Cash & Cash Equivalents	2,642,125	2,775,036
Accounts Receivable	7,858,020	7,314,445
Short-term Debt	0	40,365
Long-term Debt	215,000	500,000
Revenues/Sales	28,789,415	26,669,226
Cost of Goods Sold*	16,596,639	16,201,038
Taxes Paid	851,639	1,535,296
Net Income	4,694,460	2,475,998

April 29, 2022

AI4SEC Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by AI4SEC Inc., a Delaware corporation ("**Cybolt**," the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://cybolt.com/C-AR2022/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

AI4SEC, through its subsidiaries and under the Cybolt brand offers an extensive portfolio of cyber security and risk management solutions.

AI4SEC was incorporated in Delaware, on May 22nd, 2019 and on November the 27th, 2019 acquired Cyber Team S.A.P.I. de C.V., a Mexican company in the Cybersecurity industry formed by the integration of specialized and market-leading companies from different cyber-security and risk management disciplines.

By combining these companies, the Company believes it offers end-to-end solutions without losing the uniqueness and agility of each one.

Cybolt is now a leading company in the cybersecurity sector in Latin America, with solid international standards, best practices, top notch-technology and certifications, capable of offering services anywhere in the world, while having a cost-competitive and highly scalable delivery platform with the best technology.

The Company is located at 920 Ranch Road 620 South, Suite 302, Lakeway, Texas .

The Company's website is www.cybolt.com.

The Company conducts its business through Información Segura SA de CV, Novitech SA de CV, Cybolt Managed Services SA de CV and CKC Consultores SA de CV, all Mexican corporations, wholly-owned by its wholly-owned subsidiary Cyber Tam SAPI de CV.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

The operating companies have been in business for more than 10 years, but we have a limited joint history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any young company encounters.

The Company is still in an early phase but is operating profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

Despite the impossibility of operating in the offices, the Company's revenue has not been adversely affected, due to a home-office plan implemented in March 2020.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan.

We may face potential difficulties in obtaining capital.

We will require additional funds to execute our business strategy. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our inorganic growth strategies.

Currently, our authorized capital stock consists of 16,600,000shares of common stock and 600,000 preferred shares, of which 16,000,000 shares of common stock and 351,191 of preferred shares are issued and outstanding. We may not have enough authorized common stock to be able to obtain funding by issuing shares of our common or preferred stock .

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Luis Adrian Gómez Moreno, our ,CEO in Mexico, Gonzalo de Velasco, our Head of Public and Corporate Safety, Oscar Gutierrez Cruz our Finance Director, Salvador Aranda Calvillo our Director of Resilience Managed Services, Gustavo Davila Covarrubias our Director of Public and Safety, Alberto Gomez Ferrer our Technology Director, Sitlalmina Hernandez Serrano our Cyber Intelligence Director, Cynthia Jimenez Garcia PMO Director, Mariana Paredes Pacheco our People Director, Alfredo Sastre Barraza, Cybersecurity Director, Javier Vargas Rodriguez our Director of Strategic Accounts and Mario Ramirez Fuentes, our Commercial Director. The Company has employment agreements with all of them, however there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of any directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C-AR is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C-AR

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C-AR and the accompanying exhibits.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

AI4SEC is the holding of Cybolt, a Next-Generation IT Security Services provider specialized in delivering multi-technology solutions for managing digital risks and transforming ways of working—ultimately becoming our customers' long-term IT security partner.

Headquartered in Mexico City, plus two Delivery Centers in Mexico

Cybolt is the result of the integration of specialized and market-leading companies from different cyber-security and risk management disciplines. By combining these companies, we facilitate everything for the client with end-to-end solutions without losing the uniqueness and agility of each one.

Business Plan

The Cybersecurity and Digital Risk Management Industry is an interesting investment market. Valued globally at nearly $173 Billion in 2020, and expected to grow to $270 billion in 2026, with a predicted enterprise spending of $12,6 Billion on cloud security tools by 2023, up from $5.8 Billion in 2018. The Industry is composed by more than 4,000 players, making it a highly fragmented landscape full of businesses that focus on specific niches.

By providing an easy solution to the great variety of problems our customers may have, the company had a very successful year in 2020 and 2021.

Our next goal is to consolidate the organization's growth in Latin America with strategic acquisitions, and to penetrate the North American market, leveraging on our corporate structure designed to integrate other players in a friendly win-win model that has proven highly attractive for the most talented professionals.

With the integration of the right partners in the US and Canada, we believe we will be able to scale the business with great profitability.

All areas of society are being digitalized and we want to guarantee it as a safe process. By providing tools and services that create trust and reliable environments, we are proud to contribute and help our customers to make the best out of the exciting opportunities ahead.

.
Due to our increasingly digitized lives, now boosted by COVID, digital risks keep growing, and so will the market. This is the time for Cybolt to grow

The Company's Products and/or Services

Product / Service	Description	Current Market
Endpoint Security	Protection against threats and vulnerability in endpoints avoiding attacks, theft or manipulation of information.	Relevant customers in the banking and financial services industry. Private companies. Government entities.
Information Security	Risks identification, assessment, and management to protect information.	
Identity	Identification, authentication and authorization of people to access key assets and platforms and preventing fraud.	
Back Office & Apps Protection	Reduction of vulnerabilities and fraud opportunities due to weaknesses in application development, configuration or operation processes.	
Cyber Intelligence	Protection of the safety of people and facilities, detecting and reporting risks.	
Forensics		
Public and Corporate Safety	Platforms for the protection of citizens, monitoring and attention to emergencies, support for investigation and intelligence to combat criminal activities.	

MSS – Managed Security Services RMS – Resilience Managed Services	Managed services to keep the customer's security up to date and their streamline processes with proactive care from Cybolt, while reducing costs.	
Risk management	Support to customers to have good visibility of their assets, from the perspective of the process to manage risks in a timely manner and achieve better decision-making.	

Competition

Cybolt is now a leading cyber security provider in Latin America, with solid international standards, best practices, top notch-technology and certifications, capable of offering services anywhere in the world, while having a cost-competitive and highly scalable delivery platform with the best technology.

The market is highly fragmented, and few companies have a broad solutions portfolio like Cybolt does. Some of the identified competitors based in Mexico are Delloitte, IBM, Kio Cyber Security and Scitum.

Customer Base

The company's customer base is formed mainly by relevant players in the banking and financial services industry, private companies and Government entities.

Examples of recurring clients:



Our loyal customers

alfa Alsea BANORTE BANREGIO BX+ CEMEX
Chihuahua FEMSA GUERRERO INFONAVIT INM izzi OXXO
Peñoles POSADAS Santander Scotiabank Tecnológico de Monterrey

Supply Chain

The company's main suppliers are recognized vendors in the cybersecurity industry:



Main technology partners

BlackBerry BROADCOM CYBERARK IBM
Microsoft paloalto NETWORKS RSA tenable
TREND MICRO tripwire VERACODE VERIDIUM

Intellectual Property

The company has registered its tade marks, as follows:

Application or Registration #	Title	Description	File Date	Grant Date	Country
2115794	**CB Cybolt Security Innovation**	**Software**	**January 17, 2020**	August 31,2020	Mexico city
2115793	**CB Cybolt Security Innovation**	Education Services	**January 17, 2020**	August 31,2020	Mexico city

2115792	**CB Cybolt Security Innovation**	Security Technologies Services	**January 17, 2020**	August 31,2020	Mexico city
2115791	**CB Cybolt Security Innovation**	security services for physical protection of material goods and people	**January 17, 2020**	August 31,2020	Mexico city

Cybolt is a registered author of the also filed technical model of its approach to offering cyber security services to its clients.

Registration number: 03-2021-012911352000-14, dated on January 29, 2021.
Registration number: 03-2021-012911361800-01, dated on January 29, 2021.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company and its subsuidiaries are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company
Mauricio Rioseco	President
Jose Madariaga Michieli	Director
Gonzalo de Velasco	Director
Jorge Varela Dorbecker	Director
Humberto Mestre R	Director

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Mexican law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 165 employees, all through its Mexican subsidiaries

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 16,600,000 shares of common stock, par value $0.001 per share (the "**Common Stock**"), 600,000 shares of Preferred Stock, par value $0.001 per share (the "**Preferred Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	16,000,000
Voting Rights	1 vote per share
Anti-Dilution Rights	none
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional capital stock
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	97.85%

Type	Series A Preferred Stock
Amount Outstanding	351,191
Voting Rights	None
Other Rights	Preferred stock has a 1x liquidation preference upon a liquidity event. The Preferred stock and Common stock participate pro rata in distribution of remaining assets
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional capital stock,
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.15%

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Advances by Pursuit SCA SICAV RAIF
Amount Outstanding	$215,000.00
Interest Rate and Amortization Schedule	No interest, nor payment terms
Description of Collateral	None
Other Material Terms	None
Maturity Date	Not specified

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Diego H Zavala	4,378,800 Shares of Common Stock indirectly held through holding entity	26.8%
Mauricio Rioseco	4,378,800 Shares of Common Stock indirectly held through holding entity	26.8%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0	$0	$0

Operations

Cybolt (the "**Company**") was incorporated on May 22, 2019 under the laws of the State of Delaware, and is headquartered in 920 Ranch Road 620 South, Suite 302 Lakeway Texas 78734 .

Liquidity and Capital Resources

In September 2021, the Company closed an offering pursuant to Regulation CF and raised $2,578,063 and on March 9, 2022, the Company closed an offering pursuant to Regulation CF and raised $471,677.50.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future. However, inorganic growth will require capital deployment.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made no issuances of securities within the last three years

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$5,576,000	16,000,000	General Corporate	February 2020	Section 4(a)(2)
Series A Preferred Stock	$2,601,249.18	297,285	General Corporate	Seprtember 2021	Reg CF
Series A Preferred Stock	$471,677.50	53,906	General Corporate	March 2022	Reg CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Name	Cyber Team, SAPI de CV	Name	PURSUIT SCA SICAV-RAIF
Amount Invested	$4,456,233.00	Amount Invested	$500,000.00
Transaction type	Loan	Transaction type	Loan
Issue date	10/09/19	Issue date	08/27/20
Outstanding principal plus interest	$0.00 as of 10/17/21	Outstanding principal plus interest	$500,000.00 as of 10/13/21
Interest rate	0.0% per annum	Interest rate	0.0% per annum
Maturity date	12/31/20	Current with payments	Yes
Relationship	Shareholders	Relationship	Related Company

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Mauricio J. Rioseco Orihuela
_____
(Signature)

Mauricio J. Rioseco Orihuela
_____
(Name)

President
_____
(Title)

I, Mauricio J. Rioseco Orihuela, the Presidentof Al4SEC, Inc., certify that the financial statements of Al4SEC, Inc. included in this Form are true and complete in all material respects.

/s/Mauricio J. Rioseco Orihuela
_____
(Signature)

Mauricio J. Rioseco Orihuela
_____
(Name)

President
_____
(Title)

04 / 28 / 2022
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jose Madariaga Michieli
_____
(Signature)

Jose Madariaga Michieli
_____
(Name)

Director
_____
(Title)

04 / 28 / 2022
_____
(Date)

/s/ Jorge Varela Dorbecker
_____
(Signature)

Jorge Varela Dorbecker
(Name)

Director
(Title)

04 / 28 / 2022
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Unaudited Financial Statements

AI4SEC INC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF BALANCE SHEET
DECEMBER 31, 2021 and 2020

Figures expressed in nominal US dolars

	2021	2020
Cash and cash equivalents	2,642,125	2,775,036
Trade receivables, net	7,858,020	7,314,445
Conditional trade receivables	2,997,257	2,397,256
Other debtors	339,155	372,997
Related parties	- 0	0
Recoverable taxes	1,078,763	500,080
Inventories	12,873	13,282
Advances to suppliers	186,767	133,808
Total current assets	15,114,959	13,506,904
Non-current assets:		
Long-term trade receivables	1,367,594	1,776,049
Furniture and equipment	2,146,248	33,684
Related parties	206,404	-
Intangible assets	4,353,248	1,047,143
Permanent investment in shares of associates	- 0	(0)
Deferred income tax	44,838	-
Other assets	73,671	-
Total non-current assets	8,192,001	2,856,876
TOTAL ASSETS	**23,306,960**	**16,363,781**
LABILITITES AND SHAREHOLDERS' EQUITY		
Short-term:		
Accounts Payable	3,418,823	2,142,172
Related Parties	0	(0)
Loans payable	-	40,365
Income Tax payable	174,330	1,232,104
Customers' contracts liability	3,245	1,312
Employee profit sharing	109,649	-
Other payables and accrued liabilities	2,968,206	4,006,347
Total current liabilities	6,674,253	7,422,298
Long-term liabilities		
Deferred income tax	10,096	16,296
SCA SICAV – RAIF Loan	215,000	500,000
Total long-term liabilities	225,096	516,296
Total liabilities	**6,899,348**	**7,938,595**
Equity		
Contributed equity:		
Paid in Capital	5,577,100	5,577,100
Capital stock	1,600	1,600
Currency Translation Adjustment	39,722	(646,994)
Crowdfunding equity round	2,601,249	-
Surplus in subsidiaries shares	-	-
Earned equity:	-	-
Retained earnings	3,493,481	1,017,483
Net income for the year	4,694,460	2,475,998
Total shareholders' equity	**16,407,612**	**8,425,186**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**23,306,961**	**16,363,781**

AI4SEC INC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
DECEMBER 31, 2021 AND 2020

Figures expressed in nominal US dolars

	2021	2020
Revenue from sales and services, net	10,519,106	10,846,540
Revenue from developed projects	18,270,309	15,822,686
Revenue, net	28,789,415	26,669,226
Realisation costs of projects	(16,596,639)	(16,201,038)
Gross profit	12,192,776	10,468,188
Operating expenses:		
Sales and operative expenses	(3,933,906)	(2,852,755)
Administrative expenses	(2,444,589)	(2,963,789)
Depreciation	(148,386)	(199,904)
Amortization	(167,094)	(110,143)
Total operating expenses	(6,693,974)	(6,126,592)
Operating profit	5,498,802	4,341,596
Net financing cost:		
Interest (expense) income – Net	(65,049)	(334,594)
Foreign exchange gain – Net	(90,396)	39,365
	(155,445)	(295,230)
Other Income	202,742	14,890
Participation in results of associate companies	-	49,963
Profit before income tax	5,546,099	4,011,294
Provision for income tax	(851,639)	(1,535,296)
Consolidated net income	**4,694,460**	**2,475,998**

AI4SEC INC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
DECEMBER 31, 2021 AND 2020

Figures expressed in nominal US dolars

	2021	2020
Operating activities:		
Net Income	$ 4,694,460	$ 2,475,998
Items related to investment activities:		
Depreciation	148,386	199,904
Interest loss (gain)	(65,049)	76,179
Intangible amortization	167,094	110,143
Participation in results of associate companies		(49,963)
	4,944,891	2,812,262
Resources generated by (used in) operating activities:		
Accounts receivable and others	(753,631)	(6,605,394)
Conditional trade receivables	(600,002)	684,363
Related parties	(206,402)	221,693
Inventories	410	(5,738)
Advance payments	(52,959)	(106,569)
Vendors	1,276,651	616,683
Other payables and accrued liabilities	(1,036,208)	671,147
Accrual for income taxes and profit sharing	58,610	1,535,296
Income tax payment	(1,057,774)	(407,265)
Net cash flows from operating activities	2,573,585	(583,522)
Investment activities:		
Acquisition of furniture and equipment	(2,260,949)	(108,341)
Acquisition of intangible assets	(3,473,198)	-
Divestment in associate company Scanda Latam, S.A.S		76,892
Net cash flows from investment activities	(5,734,148)	(31,449)
Excess cash to be obtained from financing activities	(3,160,562)	(614,971)
Financing activities:		
Additional Paid In Capital	0	5,576,000
Capital stock to be issued - crowdfunding	2,601,249	-
Acquisition of a subsidiary, net of cash acquired	0	-
Loans paid to third parties	(40,365)	(3,875,375)
Loans obtained from related parties	(285,000)	500,000
Interest (paid) collected	65,049	(76,179)
Net cash flows from financing activities	2,340,935	2,124,446
Effect of foreign currency exchange rate changes on cash	686,716	(867,401)
Increase in cash and cash equivalents	(132,911)	642,074
Cash and cash equivalents at beginning of year	$ 2,775,036	$ 2,132,963
Cash and cash equivalents at end of year	$ 2,642,125	$ 2,775,036

AI4SEC, INC. & SUBSIDIARIES
STATEMENT OF CHANGES IN EQUITY
DECEMBER 31, 2021 AND 2020

Figures Expressed in nominal pesos and usd dollars.

	Capital Stock	Additional Paid in Capital	Retained Earnings	Currency translation adjustment	Total
Balance as of December 31, 2019	1,100	1,600	1,017,483	-	1,020,183
Additional Paid in Capital	-	5,576,000	-	-	5,576,000
Net income for the year	-	-	2,475,998	-	2,475,998
Currency translation adjustment	-	-	-	(646,994)	(646,994)
Balances as of December 31, 2020	1,100	5,577,600	3,493,481	-$646,994	8,425,186
Additional Paid in Capital	-	2,601,249	-	-	2,601,249
Net income for the year			4,694,460		4,694,460
Currency translation adjustment				686,717	686,717
Balances as of December 31, 2021	1,100	8,178,849	8,187,941	$39,722	16,407,612